Exhibit 12

North Shore Gas Company
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

		Three-Month
		Transition
	2007	Period Ended	For Fiscal Years Ended September 30,
(Millions)	3 months	12/31/2006	2006	2005	2004	2003
EARNINGS
Earnings on common stock	$6.6	$4.4	$6.7	$11.4	$11.1	$14.6
Federal and state income taxes	3.7	2.6	3.8	6.7	6.7	8.7

Net pretax income	10.3	7.0	10.5	18.1	17.8	23.3
Income from less than 50% equity investees	-	-	-	-	-	-
Distributed earnings of less than 50% equity investees	-	-	-	-	-	-

Fixed charges	1.0	1.1	4.1	3.7	3.7	3.6

Total earnings as defined	$11.3	$8.1	$14.6	$21.8	$21.5	$26.9

FIXED CHARGES
Interest on long-term debt, including related amortization	$0.9	$0.9	$3.6	$3.6	$3.6	$3.4
Other interest	0.1	0.2	0.5	0.1	0.1	0.2
Interest factor applicable to rentals	-	-	-	-	-	-

Fixed charges	$1.0	$1.1	$4.1	$3.7	$3.7	$3.6

Ratio of earnings to fixed charges	11.3	7.4	3.6	5.9	5.8	7.5